UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d -2(a)
(Amendment No. 14)*

FBR & CO.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

30247C400
(CUSIP Number)

MARK SHAMIA
VOCE CAPITAL MANAGEMENT LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111
(415) 489-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON

Voce Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

- 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON

Voce Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

- 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON

J. Daniel Plants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

- 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 14 to Schedule 13D (the “Amendment”) is being filed with respect to the beneficial ownership of Voce Capital Management LLC, Voce Capital LLC and J. Daniel Plants (the “Reporting Persons”). This Amendment supplements the Schedule 13D as previously filed on July 7, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

As of June 15, 2016, the Reporting Persons no longer beneficially own any Shares of the Issuer. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

On June 15, 2016, Voce Capital Management sold all 387,025 of its Shares of the Issuer in open market transactions for $16.40 per share.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)	As of June 15, 2016, the Reporting Persons do not beneficially own any Shares of the Issuer.

To the extent that Voce Catalyst’s former director nominees Jarl Berntzen and Michael McConnell own Shares of the Issuer, the Reporting Persons disclaim beneficial ownership of the Shares beneficially owned by Mr. Berntzen and Mr. McConnell.

(b)	As of June 15, 2016, the Reporting Persons do not beneficially own any Shares of the Issuer.

(c)	The response to Item 4 of this Schedule 13D is incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	On June 15, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares of the Issuer.

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2016

Voce Capital Management LLC

By:	Voce Capital LLC
Managing Member

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*
Exhibit 2	Shareholder Nomination Letter dated March 18, 2016*
Exhibit 3	Press Release dated March 21, 2016*
Exhibit 4	Press Release dated April 5, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 5, 2016)*
Exhibit 5	Presentation Materials (incorporated by reference to Exhibit 2 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 5, 2016)*
Exhibit 6	Press Release dated April 18, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on April 18, 2016)*
Exhibit 7	Preliminary Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 2, 2016)*
Exhibit 8	Press Release dated May 3, 2016 (incorporated by reference to Exhibit 1 to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 3, 2016)*
Exhibit 9	Amendment 1 to Preliminary Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 6, 2016)*
Exhibit 10	Definitive Proxy Statement on Schedule 14A (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 9, 2016)*
Exhibit 11	Press Release dated May 16, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 16, 2016)*
Exhibit 12	Letter dated May 16, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 16, 2016)*
Exhibit 13	Presentation Materials dated May 23, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 23, 2016)*
Exhibit 14	Press Release dated May 24, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 24, 2016)*
Exhibit 15	Presentation Materials dated May 27, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on May 27, 2016)*
Exhibit 16	Press Release dated June 2, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on June 2, 2016)*
Exhibit 17	Press Release dated June 3, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on June 3, 2016)*
Exhibit 18	Press Release dated June 6, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on June 6, 2016)*
Exhibit 19	Press Release dated June 10, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on June 10, 2016)*
Exhibit 20	Press Release dated June 14, 2016 (incorporated by reference to Schedule 14A filed by Voce Capital Management with the Securities and Exchange Commission on June 14, 2016)*

*Previously filed